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                                    FORM N-8F

I.    GENERAL IDENTIFYING INFORMATION

1.    Reason fund is applying to deregister:

      [X]  MERGER
      [ ]  LIQUIDATION
      [ ]  ABANDONMENT OF REGISTRATION
      [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY

2.    Name of fund: Lincoln National Social Awareness Fund, Inc.

3.    Securities and Exchange Commission File No: 811-05464

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [ ] Initial Application                   [X] Amendment

5.    Address of Principal Executive Office: 1300 South Clinton Street
                                             Fort Wayne, IN 46802

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         The Lincoln National Life Insurance Company
         Colleen E. Tonn, Esq.
         1300 South Clinton Street
         Fort Wayne, IN 46802
         (260)445-6918

7. Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         The Lincoln National Life Insurance Company
         1300 South Clinton Street
         Fort Wayne, IN 46802
         Phone: 260-455-2000

         Delaware Management Company
         Delaware Management Holdings, Inc.
         Delaware Service Company, Inc.
         One Commerce Square
         2005 Market Street
         Philadelphia, PA  19103
         Phone: 215-255-2300
         Phone: 303-333-3863

         Mellon Bank
         1735 Market Street, Suite 1735
         Philadelphia, PA 19103
         Phone: 215-553-2614
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8.    Classification of fund:

      [X] Management company;
      [ ] Unit investment trust; or
      [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company:

      [X]  Open-end                             [ ]  Closed-end

10.   State law under which the fund was organized or formed: Maryland

11. Provide the name and address of each investment adviser of the fund (including the sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                               Adviser:
                               Lincoln National Investment Management Company 200 E. Berry Street
                               Fort Wayne, IN 46802

                               Adviser:
                               Vantage Investment Advisers, a series of
                                 Delaware Management Business Trust
                               2005 Market Street
                               Philadelphia, PA 19103

                               Adviser:
                               Delaware Management Company, a series of
                                 Delaware Management Business Trust
                               2005 Market Street
                               Philadelphia, PA 19103

                               Sub-Adviser:
                               Vantage Global Advisers
                               630 5th Avenue
                               New York, NY 10111

                               Sub-Adviser:
                               Modern Portfolio Theory Associates, Inc.
                               630 5th Avenue
                               New York, NY  10111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A

13.   If the fund is a unit investment trust ("UIT") provide:  N/A

      (a)   Depositor's name(s) and address(es)
      (b)   Trustee's name(s) and address(es)

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14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [X]  Yes                                  [ ]  No

      If Yes, for each UIT state:
            Name(s):
            File No.:

NAME:                                                                                  FILE NO.:
-----                                                                                  ---------
Lincoln National Variable Annuity Account C                                            811-03214
Lincoln Life Flexible Premium Variable Life Account K                                  811-08412
Lincoln National Variable Annuity Account L                                            811-07645
Lincoln Life & Annuity Variable Annuity Account L                                      811-07785
Lincoln Life Flexible Premium Variable Life Account M                                  811-08557
Lincoln Life & Annuity Flexible Premium Variable Life Account M                        811-08559
Lincoln Life Variable Annuity Account N                                                811-08517
Lincoln New York Account N for Variable Annuities                                      811-09763
Lincoln Life Variable Annuity Account Q                                                811-08569
Lincoln Life Flexible Premium Variable Life Account R                                  811-08579
LLANY Separate Account R for Flexible Premium Variable Life Insurance                  811-08651
Lincoln Life Flexible Premium Variable Life Account S                                  811-09241
LLANY Separate Account S for Flexible Premium Variable Life Insurance                  811-09257

            Business Address: 1300 S. Clinton Street
                              Fort Wayne, IN 46802

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes                            [ ]  No

            If Yes, state the date on which the board vote took place: August 12, 2002

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes                            [ ]  No

            If Yes, state the date on which the shareholder vote took place:
            December 9, 2002

            If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger of Liquidation?

      [X]  Yes                                  [ ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            April 30, 2003

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      (b)   Were the distributions made on the basis of net assets?

            [X]  Yes                            [ ]  No

      (c)   Were the distributions made PRO RATA based on share ownership?

            [X]  Yes                            [ ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: The number of full and fractional acquiring fund shares issued to holders of the acquired fund shares was determined on the basis of the relative net asset values of the acquired fund and corresponding acquiring fund on the effective time of the reorganization. The number of acquiring fund shares issued to each holder of acquired fund shares was determined by multiplying the number of acquired fund shares to be exchanged by the stockholder by a fraction, the denominator of which is the net asset value per share of acquiring fund shares and the numerator of which is the net asset value per share of acquired fund shares.

      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?

            [ ]  Yes                            [ ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only: N/A
      Has the fund issued senior securities?

            [ ]  Yes                            [ ]  No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]  Yes                                  [ ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:
            Each fund is one of the Lincoln National Funds that sells its shares only to The Lincoln National Life Insurance Company and its affiliates (Lincoln Life). Lincoln Life holds the shares in its separate accounts to support variable annuity contracts and variable life contracts.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests? No

III.  ASSETS AND LIABILITIES

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20.   Does the fund have any assets as of the date this form is filed?

      [ ]  Yes                                  [X]  No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ]  Yes                            [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]  Yes                                  [X]  No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:                                  $32,038.00

            (ii)  Accounting expenses:

            (iii) Other expenses (list and identify separately):

                             Proxy Solicitation and Printing:      $10,863.00

            (iv)  Total expenses (sum of lines (i)-(iii) above:    $42,901.00

      (b) How were these expenses allocated? The expenses pertaining to the reorganization were allocated to the Lincoln National Social Awareness Fund, Inc., the acquired fund, prior to May 1, 2003. From May 1, 2003 to the present time, the expenses pertaining to the reorganization have been allocated to the acquiring fund, which is the Social Awareness Fund, a series of the Lincoln Variable Insurance Products Trust.

      (c)   Who paid those expenses? Same as (b) above.

      (d)   How did the fund pay for unmerited expenses (if any)? None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]  Yes                                  [X]  No

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      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceedings?

      [ ]  Yes                                  [X]  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]  Yes                                  [X]  No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger: Social Awareness
            Fund, a series of the Lincoln Variable Insurance Products Trust

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-08090

      (c) If the merger or reorganization agreement have been filed with the Commission, state the file number(s), form type used and date the agreement was filed: File No: 811-05464; Form Type: DEF 14A; Date:
            10/9/2002

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for order under section 8(f) of the Investment Company Act of 1940 on behalf of Lincoln National Social Awareness Fund, Inc., (ii) he is the Chief Accounting Officer and Assistant Vice President of Lincoln National Social Awareness Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                                     /s/ William P. Flory, Jr.
                                                     -------------------------
                                                     William P. Flory, Jr.